Gregory J. Schmitt (214) 855-4305 gschmitt@jenkens.com	Jenkens & Gilchrist a professional corporation 1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com
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(202) 326-1500

June 19, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Sand Hill IT Security Acquisition Corp.
Registration Statement on Form S-4
Filed December 16, 2005
File No. 333-130412

Ladies and Gentlemen:

On behalf of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company” or “Sand Hill”), we hereby provide supplementally to the Securities and Exchange Commission (the “Commission”) changed pages to the Registration Statement on Form S-4 of Sand Hill (the “S-4”) on as Exhibit A attached hereto, as well as draft responses to comment numbers 9 through 16 and 20 through 26 set forth in the Commission’s letter to Mr. Humphrey P. Polanen, dated June 14, 2006, as Exhibit B attached hereto.

If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4305.

Very truly yours,

/s/ Gregory J. Schmitt
Gregory J. Schmitt
GJS:jam
Enclosures

Exhibit A

As filed with the Securities and Exchange Commission on June __, 2006
Registration No. 333-130412

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

Amendment No. 4
to
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________

SAND HILL IT SECURITY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	6770	20-0996152
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, California 94025
(650) 926-7022
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________

Humphrey P. Polanen
3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, California 94025
(650) 926-7023
(Name, address, including zip code, and telephone number,
including area code, of Agent for service)

With Copies To:

Gregory J. Schmitt, Esq.	Robert G. Copeland, Esq.
Jenkens & Gilchrist, P.C.	P. Blake Allen, Esq.
1445 Ross Avenue	Duane Morris LLP
Suite 3700	101 West Broadway
Dallas, Texas 75202	Suite 900
(214) 855-4500	San Diego, California 92101
(619) 744-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The lack of diversification in the business of the combined company affects Sand Hill’s ability to mitigate the risks that it may face or to offset possible losses that it may incur as a result of competing in the IT security industry.

The prospects for Sand Hill’s success will be entirely dependent upon the future performance of a single business. Sand Hill will not have the resources to diversify its operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, Sand Hill’s lack of diversification may subject Sand Hill to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which Sand Hill operates subsequent to the business combination, and result in Sand Hill’s dependency upon the development or market acceptance of a single or limited number of products, processes or services.

If you do not vote your shares at the Sand Hill special meeting or give instructions to your broker to vote or abstain from voting you will not be eligible to convert your shares of Sand Hill common stock into cash and receive a portion of the trust fund upon consummation of the merger.

Pursuant to Sand Hill’s certificate of incorporation, a holder of shares of Sand Hill’s common stock issued in its initial public offering may, if the stockholder votes against the merger, demand that Sand Hill convert such shares into cash. This demand must be made on the proxy card or by telephone or through the Internet as described on the proxy card at the same time that the stockholder votes against the merger proposal. If so demanded, Sand Hill will convert each share of common stock into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Sand Hill’s initial public offering are held, plus all interest earned thereon. If you exercise your conversion rights, then you will be exchanging your shares of Sand Hill common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you continue to hold these shares through the effective time of the merger and then tender your stock certificate to the combined company. If the merger is not completed, then these shares will not be converted into cash at this time and Sand Hill will need to liquidate if a business combination is not completed by July 27, 2006. Shares that are not voted or are broker non-voted or where the stockholder abstains from voting shall not in any event be eligible to be converted into cash upon completion of the merger.

If we do not consummate the merger with St. Bernard by July 27, 2006 and are forced to dissolve and liquidate, payments from the trust account to our public stockholders may be delayed.

If we do not consummate the business combination with St. Bernard by July 27, 2006, we will dissolve and liquidate. We anticipate that, promptly after such date, the following will occur:

•
our board of directors will convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to our stockholders; at such time it will also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and liquidation as well as the board’s recommendation of such plan;

•	we will promptly file our preliminary proxy statement with the Securities and Exchange Commission; we anticipate filing this preliminary proxy statement by August 31, 2006;

•
if the Securities and Exchange Commission does not review the preliminary proxy statement, then, 10 days following the filing of such preliminary proxy statement, we will mail the definitive proxy statement to our stockholders, and 10-20 days following the mailing of such definitive proxy statement, we will convene a meeting of our stockholders, at which they will vote on our plan of dissolution and liquidation; and

•
if the Securities and Exchange Commission does review the preliminary proxy statement, we currently estimate that we will receive their comments approximately 30 days after the filing of such proxy statement. We would then mail the definitive proxy statement to our stockholders following the conclusion of the comment and review process (the length of which we cannot predict with any certainty, and which may be substantial) and we will convene a meeting of our stockholders at which they will vote on our plan of dissolution and liquidation.

Sand Hill currently expects that the costs associated with the implementation and completion of the plan of dissolution and liquidation would not be more than approximately $50,000. Sand Hill does not currently possess these resources and would need to seek advances from members of Sand Hill management or from other sources. There can be no assurances that such advances will be obtained.

We will not liquidate the trust account unless and until our stockholders approve our plan of dissolution and liquidation. Accordingly, the foregoing procedures may result in substantial delays in our liquidation and the distribution to our public stockholders of the funds in our trust account and any remaining net assets as part of our plan of dissolution and liquidation.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete the merger with St. Bernard, we will dissolve and liquidate pursuant to Section 275 of the Delaware General Corporation Law. Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Although we will seek stockholder approval to liquidate the trust account to our public stockholders as part of our plan of dissolution and liquidation, we will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures. Accordingly, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders in our dissolution could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders in our dissolution.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains statements referring to Sand Hill or St. Bernard that are not historical facts and are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may be made directly in this joint proxy statement/

prospectus, including the Annexes attached to this joint proxy statement/prospectus and made part of this joint proxy statement/prospectus, and may include statements regarding the period following completion of the merger. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

These forward-looking statements are based on current projections about operations, industry conditions, financial condition, and liquidity. Words such as “may,” “will,” “should,” “plan,” “predict,” “potential,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe,” “may impact,” “on track,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger, or our businesses, identify forward-looking statements. You should note that the discussion of Sand Hill’s reasons for the merger, as well as other portions of this joint proxy statement/prospectus, contain many forward-looking statements that describe beliefs, assumptions, and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this joint proxy statement/prospectus. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	difficulties encountered in integrating merged businesses;

•	uncertainties as to the timing of the merger;

•	approval of the transactions by the stockholders of the companies;

•	John E. Jones beneficially owned 3,155,565 shares of St. Bernard common stock, representing approximately 13.6% of the St. Bernard common stock outstanding on the record date;

•	Bob Crowe beneficially owned 970,053 shares of St. Bernard common stock, representing approximately 4.2% of the St. Bernard common stock outstanding on the record date; and

•	Bart van Hedel and affiliates beneficially owned 6,705,801 shares of St. Bernard common stock, representing approximately 28.8% of the St. Bernard common stock outstanding on the record date.

THE MERGER PROPOSAL

The discussion in this document of the merger and the principal terms of the merger agreement, as amended, by and among Sand Hill, Sand Hill Merger Corp., a wholly-owned subsidiary of Sand Hill, and St. Bernard is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. We urge you to read this agreement in its entirety.

General Description of the Merger

Pursuant to the merger agreement, Sand Hill Merger Corp. will merge with and into St. Bernard, with St. Bernard surviving as a wholly-owned subsidiary of Sand Hill, and the separate corporate existence of Sand Hill Merger Corp. shall cease. We refer to St. Bernard and Sand Hill, after giving effect to completion of the merger, as the combined company. It is expected that holders of St. Bernard common stock will hold approximately 65.7% of the outstanding shares of Sand Hill common stock immediately following the closing of the merger, based on the number of shares of Sand Hill and St. Bernard common stock outstanding as of May 26, 2006. In the merger, Sand Hill will issue a combination of shares of common stock, replacement options and replacement warrants to holders of St. Bernard common stock, options and warrants. The total amount of shares of Sand Hill common stock to be issued or that will underlie replacement options and replacement warrants is 10,880,000. Holders of St. Bernard common stock, options and warrants are entitled to receive their pro rata portion of this 10,880,000 figure, subject to the potential return of 1,700,000 shares to be issued to the stockholders’ representative, as described below. This results in an exchange ratio of 0.421419 shares of Sand Hill common stock, replacement options or replacement warrants for each share of St. Bernard common stock or options or warrants to purchase St. Bernard common stock outstanding. Based upon the number of shares of St. Bernard common stock outstanding and the number of shares issuable for St. Bernard common stock pursuant to outstanding options and warrants as of May 26, 2006, Sand Hill will issue approximately 9,782,357 shares of common stock at the close of the merger. The holders of options and warrants to purchase shares of the common stock of St. Bernard will receive, in exchange for those options and warrants, replacement options and replacement warrants to purchase approximately 1,097,643 shares of Sand Hill common stock. To the extent that outstanding St. Bernard options or replacement warrants are exercised prior to the closing of the merger, the number of shares of Sand Hill common stock that would be issued at the closing of the merger would increase and the number of the shares of Sand Hill common stock that would be subject to replacement options or warrants to be issued at the closing of the merger would decrease by a like amount. For a complete description of the post-closing fully diluted capitalization of Sand Hill please see “Beneficial Ownership of Securities” on page 142.

Of the 9,782,357 shares of Sand Hill common stock to be issued in the merger, 1,700,000 of these shares will be released, pro rata, to the persons who held shares of St. Bernard common stock as of the closing of the merger, if, after the merger, the price of the combined company’s common stock closes at $8.50 or more per share for 20 trading days during any 30-day trading period prior to July 25, 2009 or the consideration to be received by the combined company or its stockholders in a sale of the majority of the ownership or business of the combined company prior to July 25, 2009 equals or exceeds $8.50 per share, excluding the dilutive effects of the exercise of any of the Sand Hill warrants issued in its initial public offering. If, after the merger, neither of these thresholds are achieved prior to July 25, 2009, then the 1,700,000 shares will be returned to the combined company for no consideration and will be cancelled.

Background of the Merger

The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Sand Hill and St. Bernard.

Sand Hill was formed on April 15, 2004 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Sand Hill completed an initial public offering on July 30, 2004, in which it raised net proceeds of approximately $22,022,462. Approximately $20,961,000 of these net proceeds were placed in a trust account and, in accordance with Sand Hill’s certificate of incorporation, will be released either upon the consummation of a business combination or upon the liquidation of Sand Hill. Sand Hill must liquidate promptly after July 27, 2006 if a business combination has not been consummated by that date. As of May 26, 2006, approximately $22,109,631 was held in the trust account. Subsequent to its initial public offering, Sand Hill’s officers and directors commenced an active search for a prospective operating business.

As a Targeted Acquisition Corporation, or ‘TAC’, Sand Hill selected the IT security industry as its focus. The IT security industry, however, includes hundreds of companies. Subsequent to Sand Hill’s initial public offering, Sand Hill’s board of directors developed certain criteria in order to attempt to systematically narrow the universe of prospective candidates.

Trusted Strategies, a consultancy specializing in the IT security industry, was engaged by Sand Hill in September of 2004 to conduct a survey of the IT software security industry. Using criteria supplied by Sand Hill, Trusted Strategies’ surveyed the industry and identified approximately 40 companies, out of over 750, that met the criteria supplied by Sand Hill. The survey was delivered to Sand Hill in October, 2004. Trusted Strategies was paid $4,995 for the survey. Sand Hill began evaluating companies that had been identified to it by Trusted Strategies in the survey. Along with numerous other potential candidates, the survey identified St. Bernard as a potentially attractive candidate for a business combination with Sand Hill. Furthermore, given the volume of prospective opportunities, the depth of due diligence requirements, the complexity of valuing and structuring a transaction, the Sand Hill board of directors, in November of 2004, began to consider hiring a business and financial consultancy that had significant experience in assisting companies with acquisition strategies.

In November of 2004, Mr. Polanen telephoned Mr. van Hedel of St. Bernard, to explain the Sand Hill vehicle and discuss whether St. Bernard had any interest in beginning initial discussions regarding a possible business combination. Mr. van Hedel informed Mr. Polanen that St. Bernard was not interested in pursuing strategic discussions with Sand Hill at that time, but that the parties should remain in contact. The management of Sand Hill continued to evaluate numerous other companies for a possible business combination.

St. Bernard Software has regularly evaluated its long-term strategy and potential strategic options, including periodically conducting in-depth operations and strategic reviews of the company with senior management. During the latter part of 2004 and early 2005, St. Bernard undertook an evaluation of the appropriate long-term strategy for its business. As a result of that process, St. Bernard determined that, in conjunction with other strategic initiatives, it should also began to investigate possible business combinations and other strategic transactions that would allow it to expand its security products and service offerings into one or more other key areas of the small and medium enterprise secure content management market.

In February 2005, Mr. van Hedel sent Mr. Polanen an update on the business of St. Bernard. On March 25, 2005, Sand Hill and St. Bernard executed a mutual non-disclosure agreement and on March 30 and April 1, 2005, exchanged initial information packages.

On March 30, 2005, Sand Hill entered into an independent M&A Advisory Services Agreement with Software Equity Group, LLC (“SEG”). Pursuant to this agreement, SEG was engaged to assist and advise Sand Hill in identifying and qualifying privately held software companies in the IT security industry and to supplement the list of companies provided to Sand Hill by Trusted Strategies. The contract with SEG specified a retainer of $25,000, plus a percentage success fee in the event Sand Hill closes a transaction. If the merger with St. Bernard is completed, the SEG fee will be approximately $825,000, or 1.3% of the transaction value, assuming a stock price of Sand Hill at the closing of the merger of $5.75. While SEG’s compensation by Sand Hill does depend upon the outcome and size of the transaction, Sand Hill’s business judgment is that SEG’s software industry knowledge, due diligence expertise, and other capabilities, including the specific industry knowledge of Mr. Ken Bender, SEG’s Managing Director, were sufficiently valuable to warrant such compensation.

On May 3, 2005, Mr. Polanen and Mr. van Hedel met in Los Angeles to discuss the parties’ interest in pursuing a possible business combination and agreed to have further discussions. In early June 2005, St. Bernard sent Sand Hill updated business and financial information. On June 10 and June 13, 2005, Mr. Polanen and Mr. van Hedel had various telephone conversations regarding St. Bernard’s business and aspects of a possible business combination, in preliminary and general terms. On June 13, 2005, Sand Hill sent a non-binding, preliminary letter of interest to Mr. van Hedel, which Mr. van Hedel forwarded on to St. Bernard’s board of directors on June 14, 2005. Furthermore, in early June representatives of SEG met with members of the management of St. Bernard for purposes of helping Sand Hill conduct due diligence with respect to St. Bernard.

From late June 2005 until early September 2005, Mr. Polanen, Mr. van Hedel and representatives and advisors of both Sand Hill and St. Bernard, met and had various telephone conversations regarding due diligence, the business of St. Bernard, the assets of Sand Hill and the possible terms of a letter of intent for a potential business combination. In August 2005, SEG issued an initial report to Sand Hill management, which report outlined preliminary observations and findings regarding St. Bernard.

On September 6, 2005, Sand Hill and St. Bernard executed a non-binding letter of intent related to a business combination. Sand Hill’s counsel began legal due diligence investigations in early September 2005. On September 7, 2005, SEG, Sand Hill’s independent advisor, met with management of St. Bernard to assess additional St. Bernard business and financial due diligence items.

The parties and their counsel met in San Diego on October 7, 2005 to begin negotiating the terms of a draft merger agreement and ancillary documentation. Between this date and the date the merger agreement was executed, representatives of Sand Hill and St. Bernard and their counsel had numerous phone conversations, teleconferences and meetings to discuss the terms of the merger agreement and the ancillary documentation and exchanged numerous document drafts via email. Due diligence continued to be conducted by both parties during this time.

On October 24, 2005, the Sand Hill board of directors met by teleconference to discuss the proposed business combination. At that meeting the Sand Hill board of directors approved the business combination and the form of the merger agreement presented to them and authorized the officers of Sand Hill to proceed to complete the merger agreement.

On October 25, 2005, the St. Bernard board of directors met by teleconference to discuss the proposed business combination. At that meeting the St. Bernard board of directors approved the business combination and the form of the merger agreement presented to them and authorized the officers of St. Bernard to proceed to complete the merger agreement.

From October 24, 2005 through October 26, 2005, counsel for Sand Hill and St. Bernard negotiated the terms of the merger agreement and the ancillary documentation through a series of telephone conference calls and email exchanges.

On October 26, 2005, the parties executed the merger agreement.

On December 15, 2005, the parties executed the first amendment to the merger agreement to make certain technical corrections to the merger agreement. The board of directors of each of Sand Hill and St. Bernard approved the amendment by unanimous written consent.

Subsequent to the execution of the merger agreement and the filing of a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, the management of Sand Hill and St. Bernard remained in contact to discuss issues related to the merger.

As a result of a decline in the average enterprise value to sales (EV/S) multiples of the public IT security companies previously reviewed by Sand Hill since the execution of the merger agreement and the fact that revenues for St. Bernard were down approximately 5.4% in the first quarter of 2006 in comparison to the first quarter of 2005 (although subscription revenues were up 26.7% in the same period), the Sand Hill board determined to seek an amendment to the merger agreement to make potential adjustments to the amount and timing of the consideration to be paid by Sand Hill in the merger. The EV/S multiples of the public IT security companies previously reviewed by Sand Hill had declined by approximately 22% since October 2005. This decline in multiples, while not directly effecting St. Bernard, did indicate to the Sand Hill board that adjustments to the merger agreement were desirable from Sand Hill’s perspective in order to try and reflect a decline in multiples being paid overall for IT security companies. While St. Bernard was not obligated to agree to amend the merger agreement, in April 2006, Sand Hill and St. Bernard began a series of discussions regarding amending the merger agreement.
In mid-April, 2006, Mr. Broomfield, Sand Hill’s EVP of Corporate Development and board member, along with Mr. Bender, SEG’s Managing Director, met with members of St. Bernard’s senior management team to assess St. Bernard’s revenue and billings performance for the first quarter of 2006. After a day long, exhaustive review with St. Bernard’s CEO, CFO, VP of US Sales and VP of European Sales, Mr. Broomfield concluded that the revenue and billings performance during the first quarter of 2006 were due to internal execution issues at St. Bernard that could and were being remedied and were not as a result of overall market conditions or trends.

In early May, 2006, Mr. Polanen initiated a series of teleconferences with Mr. van Hedel to discuss St. Bernard’s revenue and billings performance for the first quarter of 2006, the decline in the IT security industry multiples in general and whether an agreement, if any, as to what form and in what amount any change to the consideration to be paid by Sand Hill could be reached. After a number of meetings between Sand Hill and St. Bernard, the parties reached an understanding and agreed that the total number of shares to be issued to stockholders of St. Bernard at closing would be reduced by 1.7 million shares, or 15.6% of the total consideration, and would instead be issued to a stockholders’ representative that would hold these shares on behalf of the St. Bernard stockholders, subject to their being released on certain conditions related to the performance of the combined company’s stock after the merger. The Sand Hill board noted that this change to the amount and timing of the consideration to be paid under the merger agreement was, on a percentage basis, less than the decline in the EV/S multiples of the companies previously reviewed by Sand Hill, but greater than the decline in St. Bernard’s quarter over quarter revenues in the first quarter of 2006.

On May 25, 2006, the Sand Hill board of directors met by teleconference to discuss the proposed second amendment to the merger agreement. At that meeting they approved the amendment.

On May 5, 2006, the St. Bernard board of directors met by teleconference to discuss proposed changes to the merger agreement. At that meeting they approved the outlines of a potential amendment to the merger agreement and authorized the officers of St. Bernard to negotiate the details and final form of an amendment. As noted above, a number of meetings between Sand Hill and St. Bernard ensued.

On May 31, 2006, the parties executed the second amendment to the merger agreement.

Sand Hill’s Reasons for the Merger

The Sand Hill board of directors has concluded that the merger with St. Bernard is in the best interests of Sand Hill and its stockholders. In seeking out a candidate for a business combination within the IT security industry the Sand Hill board of directors developed a set of general criteria in order to attempt to systematically narrow the universe of prospective candidates. The Sand Hill board felt that the following considerations should be of primary importance:

•	the business combination candidate should be in an attractive segment within the IT security industry;

•	that market segment should have attractive growth characteristics;

•
the business combination candidate should be a company that is well positioned in the industry, with a scalable business model and at least $20 million in annual sales and near breakeven on an operating income or cash flow basis;

•	the business combination candidate should be a company with a number of customers in at least two segments;

•	the business combination candidate should be a company with a strong management team; and

•	the business combination candidate should be a company well positioned to take advantage of market consolidation.

In the opinion of Sand Hill management, St. Bernard met, and continues to meet, the above criteria.

In following Sand Hill’s strategic, business and legal review methodology, the Sand Hill board considered many additional factors in connection with its evaluation of the proposed merger with St. Bernard. These factors included an extensive evaluation of numerous positive and negatives factors, strengths and weaknesses of the business and the industry, strategic alignment, as well as evaluating the intangible, yet important factor of the ability for the Sand Hill board to work closely and effectively with the St. Bernard management team and board.

The Sand Hill board of directors made its final determination to recommend the merger based on the totality of the information collected during in due diligence, both positive and negative, the structure of the merger, the valuation analyses undertaken by Sand Hill management, and the future growth opportunity of St. Bernard and its ability to effectively deploy Sand Hill’s capital.

In considering the merger, the Sand Hill board gave considerable weight to the following factors, both positive and negative:

Material Positive Factors (or Opportunities) Considered by Sand Hill

St. Bernard operates in the SCM industry and has a SME market focus, both of which are attractive.

An important criterion to Sand Hill’s board of directors in identifying a candidate for a business combination was that the company be positioned in an expanding portion of the IT security industry with the potential for continued growth. Sand Hill’s board of directors believes that the markets in which St. Bernard operates are strong and growing. While overall security market characteristics continue to be attractive, in particular the Sand Hill board of directors believes that the Secure Content Management, or SCM, segment is especially attractive. The worldwide secure content management market addressed by St. Bernard, according to IDC, was $4.5 billion in 2004 and is expected to grow at an average annual rate of 18% through 2009. Moreover, IDC reports that the web and email filtering portion of the SCM market was $433 million in 2004, with the appliances portion of this segment anticipated to grow at an average annual rate of 47% through 2009. Sand Hill’s board of directors recognizes that the markets in which St. Bernard competes, like many software markets, is intensely competitive, despite its growth. With the recent major releases of the iPrism and ePrism product lines, however, Sand Hill’s board of directors believes that St. Bernard has the ability to attract customers and to capitalize on this market opportunity.

St. Bernard focuses on the relatively underserved and high growth Small to Medium Enterprises, or SME, segment of the market. As estimated by AMI Partners, an SME oriented research firm, there are 232,000 small to medium sized businesses in the U.S. SME is defined by AMI as businesses ranging from 50 to 1,000 employees. According to a study by AMI conducted in 2005, the SME segment is underserved, or under penetrated, in that only 22% of all small to medium businesses have installed comprehensive security management solutions. Sand Hill believes that this indicates that there is a real opportunity for growth in this segment. According to this same AMI report, a total of an additional 15% of the SME market, or 35,000 businesses, plan to purchase security management solutions in 2006, representing a substantial growth rate year over year. Sand Hill additionally believes that the focus on SME is beneficial because security appliances tend to serve the small and mid markets well. Brian Burke, an analyst with IDC research recently stated, “… security appliance sales will grow fast in the SME market because IT resources are scarce.”

St. Bernard’s size and growth.

St. Bernard reached $28.7 million in gross billings and $24.0 million in revenues for the calendar year ended 2005. St. Bernard has recently experienced attractive growth in its market. From 2000 through 2004 St. Bernard has grown 182% based on annual revenues and was awarded a San Diego Deloitte “Technology Fast 50 of San Diego” award in both 2004 and 2005. In 2005, St. Bernard grew annual revenues 13.2% as compared with 2004.

St. Bernard’s business model and financial results.

Another important factor in identifying a candidate for a business combination was that the candidate have established business operations, that it was generating meaningful revenues and that it had the strong potential to experience rapid additional growth in the IT security markets. Sand Hill’s board of directors believes that St. Bernard has in place the infrastructure for strong business operations, a large and growing customer base, and significant technological capabilities. St. Bernard has been in operation since 1984 and for the year ended December 31, 2005 generated approximately $24.0 million in revenues. St. Bernard has demonstrated the ability to introduce new products into the marketplace addressing new customer requirements and segments of the security software industry. Sand Hill’s board of directors believes that St. Bernard has the ability to continue expanding and accelerate its growth rate because:

•	St. Bernard has over 8,000 active customers supporting over 3.5 million device licenses;

•	St. Bernard has strong customer renewal rates of between 80-95%;

•	St. Bernard had gross profit margins of 72.5% in 2005;

•	St. Bernard is positioned in the underserved SME market; and

•	St. Bernard has attractive new business opportunities in the SCM market.

In addition, Sand Hill’s board of directors believes that as St. Bernard generates increased revenues its net margins will increase as it believes that because of St. Bernard’s cost structure and the scalability of those costs that St. Bernard’s costs will not rise proportionately with its revenues.

The subscription element of St. Bernard’s business is particularly attractive because it primarily operates as a “Software as a Service”, or a “SaaS” business model, which is a recurring revenue model. Sand Hill believes that this represents a stable portion of St. Bernard’s revenue base. As an example, customers subscribe to a URL database service for periods of anywhere from one to three years. This URL database is organized into more than 60 categories and encompasses more than 7.4 million websites as of December 31, 2005. This database is updated each business day using a proprietary process of automated content assessment and classification, with manual verification. Subscribers to the update service receive updates each night. It is this security update subscription that Sand Hill believes helps create long term customer relationships, as well as providing for better predictability of future revenue. St. Bernard had deferred revenues of $16.1 million as of December 31, 2005. Although the cash is received up front, this deferred revenue is generally recognized over the life of the contract. The result is that billings for the business are greater than the revenue booked in any quarter. For example, revenue for the year ended December 31, 2005 was $24.0 million, whereas gross billings were $28.7 million. The result is an increase to deferred revenue, as recorded on the balance sheet, and, Sand Hill believes, an enhanced predictability to the business.

The strength of the St. Bernard management team.

Another important criterion to Sand Hill’s board of directors in identifying a candidate for a business combination was that the company must have a seasoned management team with specialized knowledge of the markets within which it operates and the ability to lead a company in a rapidly changing environment. St. Bernard’s management has been in place and working together for a number of years. This team has demonstrated the ability to address new markets, develop new products and deliver a high level of customer satisfaction. St. Bernard’s management team has shown a strong ability to adjust its business plan to changing market factors and to develop additional business opportunities. Sand Hill’s board of directors believes that John E. Jones, who will be the President and Chief Executive Officer of the combined company, has the experience and strong understanding of the software security market and of potential needs of customers and how to best satisfy those needs.

The terms of the merger agreement contain customary provisions for transactions of this type.

The Sand Hill board of directors believes that the merger agreement contains customary provisions for transactions of this type, including provisions to protect Sand Hill in the event an alternative transaction is proposed to St. Bernard. It was important to Sand Hill’s board of directors that the merger agreement include customary provisions as it believed that such provisions would allow for a more efficient closing process and lower transaction expenses.

Material Potentially Negative Factors (or Risks) Considered by Sand Hill

Sand Hill’s board of directors believes that each of the above factors supports its determination and recommendation to approve the merger. Notwithstanding the positive factors, the Sand Hill board of directors gave significant weight to certain potentially negative factors (or risks), among others, in its deliberations concerning the merger. In considering these potentially negative factors, the Sand Hill board of directors looked at the probability that these potential negative factors were likely to occur and, if so, in what degree would St. Bernard be able to mitigate these potential risks. The material negative factors considered included:

•	Despite being a growing market overall, the IT Security market is intensely competitive, which has and can result in pressure on product pricing;

•	There is likely to be significant industry consolidation;

•	The technologies used in the industry adjust and upgrade quickly;

•	St. Bernard is smaller than the industry leaders;

•	St. Bernard has minimal revenues outside the U.S.;

•	St. Bernard has a small indirect VAR channel;

•	The 5.4% decline in St. Bernard’s revenues in the first quarter of 2006 versus the first quarter of 2005;

•	St. Bernard has not been profitable; and

•	Not all of St. Bernard’s products lines are growing at the same rate.

The Sand Hill board of directors also noted the fact that Ai-Investments N.V., an affiliate of Mr. Bart van Hedel, purchased common stock and warrants in St. Bernard in July 2005 for $1,000,000 that will, upon consummation of the merger, entitle it to receive 252,851 shares of Sand Hill common stock and warrants for the acquisition of 421,419 shares of Sand Hill common stock, at an exercise price of $2.9662 per share. In contrast a $1,000,000 investment in the initial public offering of Sand Hill would have purchased 166,666.67 shares of Sand Hill common stock and warrants for the acquisition of 333,333 shares of Sand Hill common stock, at an exercise price of $5.00 per share. While the Sand Hill board of directors noted this apparent disparity, it did not consider this disparity to represent a persuasive reason to not recommend the merger to Sand Hill’s stockholders in light of the positive factors which are discussed above. The Sand Hill board of directors viewed the private placement with Ai-Investments, in which a relatively small investment was made for the specific purpose of allowing St. Bernard to acquire certain technologies, as not necessarily indicative of the value of St. Bernard as a going concern.

Additionally, Sand Hill’s board of directors considered the risk that some of the current public stockholders of Sand Hill would vote against the merger and demand to redeem their shares for cash upon consummation of the merger, thereby depleting the amount of cash available to the combined company following the merger. Sand Hill’s board of directors deemed this risk to be no worse with regard to St. Bernard than it would be for other target companies and believes that St. Bernard will still be able to implement its business plan even if the maximum number of public stockholders exercised their conversion rights and the combined company received only 80% of the funds deposited in the trust account.

Recommendation of Sand Hill’s Board of Directors

After careful consideration, based on the totality of the information reviewed, including the positive and negative factors set out above, the multiple valuation analyses done by Sand Hill management, the amending of the merger agreement to provide for 1,700,000 of the shares of Sand Hill common stock to be initially issued in the merger to be held by a stockholders’ representative of St. Bernard, and an exhaustive review of other industry material, the Sand Hill board believes the merger was, and continues to be, in the best interests of Sand Hill and its stockholders and, therefore, the Sand Hill board of directors has unanimously determined that the merger agreement and the merger are fair to and in the best interests of Sand Hill and its stockholders.

The foregoing discussion of the information and factors considered by the Sand Hill board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Sand Hill board of directors.

Due Diligence and Valuation

Background

A majority of the members of Sand Hill’s board of directors have extensive experience in performing due diligence of acquisition targets and in valuing companies. Humphrey Polanen and Scott Broomfield have held chief executive officer positions at companies that have acquired businesses and performed business valuations assessing the merits of merger and acquisition transactions. Moreover, in his capacity as a Managing Director for 12 years with Hickey and Hill, Mr. Broomfield either performed or supervised numerous due diligence efforts and valuations in the context of either buying or selling distressed businesses. Keith Walz, Sand Hill’s CFO, worked for ABN AMRO Capital (USA), a division of ABN AMRO a global banking concern, as President for 1996 through April of 2006. In that capacity, Mr. Walz participated in the sourcing, evaluating and monitoring of over 35 investments, representing over $200 million in invested capital.

In arriving at its determination to approve the merger agreement with St. Bernard, the board of directors of Sand Hill relied on the financial, industry, customer, capital markets (equity valuations), product, business and legal information relating to St. Bernard compiled by it during the due diligence and valuation phases of the merger process. The Sand Hill board used a number of methods, which are detailed below, in reviewing whether to approve the merger agreement with St. Bernard. The board of directors of Sand Hill further relied on key industry, market analyst and investment banking reports specifically drafted to assess the dynamics in, and the valuations of companies within the IT security industry.

Sand Hill also retained the services of SEG, as an independent advisor to assist Sand Hill with respect the evaluation of potential merger candidates and a detailed business and due diligence review of St. Bernard, specifically. The activities performed by SEG consisted primarily of the following: (1) helping Sand Hill better understand the various sub-sectors within the security software industry and the public and private companies comprising those sub-sectors; (2) assisting Sand Hill in understanding the applicable market and technology trends in those sub-sectors; (3) as related to specific companies identified, helping Sand Hill assess the strengths and weaknesses of those companies (as part of this effort, SEG reviewed and spoke with many of the companies identified in the Trusted Strategies survey); (4) providing Sand Hill with information, data, metrics and analysis of merger and acquisition trends, transactions and valuations in the software industry in general, and in the security software sector in particular, including providing Sand Hill with, and further expanding upon, SEG’s most recent software industry quarterly research reports as well as its 2004 and (later) 2005 annual software equity reports; (5) assisting Sand Hill in its due diligence efforts and helping to assess St. Bernard’s product offering, product strategy, market opportunities, direct sales and indirect distribution channel strategies, historical and projected performance and similar factors; and (6) on occasion, suggesting ways that St. Bernard might improve its operations. Further, SEG provided Sand Hill with a valuation analysis in early August 2005, although this valuation exercise was incidental to SEG’s other activities. As part of SEG’s efforts related to its activities in items (5) and (6) above, SEG worked with Sand Hill in reviewing companies, in addition to St. Bernard, that Sand Hill had been having discussions with regarding a possible business combination.

In determining that the proposed merger was fair to and in the best interests of Sand Hill and its stockholders, in addition to reviewing financial information on St. Bernard and the IT security industry in general, the board reviewed publicly available information related to software companies that the board felt were similar to St. Bernard and publicly available information related to merger transactions that the board felt were similar to the merger. None of the companies reviewed, however, were identical to St. Bernard nor were any of the merger transactions reviewed identical to the merger. In fact, many of the companies reviewed had sales that were substantially greater than St. Bernard’s and were profitable, where St. Bernard has not been profitable. The Sand Hill board felt, however, that such companies and transactions were relevant in analyzing the proposed merger with St. Bernard because they involved companies and targets that operate primarily in the IT security industry. The Sand Hill board felt that this industry focus in its analysis was appropriate given its belief that different industries tend to receive different valuations and the board wanted to focus its review on valuations placed on companies in the IT security industry. Stockholders of Sand Hill should note, however, that analyses of comparable companies and comparable transactions are not purely mathematical, but involve making judgments concerning the differences between those companies and transactions and St. Bernard and the merger.

The Sand Hill board did not rely on any single advisor, analysis or upon any one particular set of industry information in evaluating the proposed merger. Rather, the Sand Hill board reviewed the totality of the information presented to it, including, among other items, the valuation analyses done by Sand Hill management and other industry material. Further, based on Sand Hill’s belief that its directors had the skill and experience to properly evaluate the fairness of a proposed transaction, Sand Hill determined that its assets should not be used to pay for a fairness opinion.

Valuation Summary

Based upon a review of the historical and projected financial data and certain other qualitative data for St. Bernard, Sand Hill used several common valuation methodologies and analyses to estimate ranges of values for St. Bernard. Sand Hill used comparable public company revenue analyses, a Discounted Cash Flow (“DCF”) method using the Capital Asset Pricing Model (“CAPM”), and comparable transaction analyses (all of which are discussed in more detail below) for the valuation analyses of St. Bernard. The Sand Hill board gave equal weight to the DCF method and the public company method and did not rely on the comparable transaction analysis, as the Sand Hill board felt that results of the comparable transaction analysis overstated the value of St. Bernard and were not, therefore, reflective of a fair transaction for Sand Hill and its stockholders. Sand Hill also did not use an income analysis, as it was felt that this approach would not be indicative of St. Bernard’s true value, given that St. Bernard does not currently have annual net income. Finally, Sand Hill did not use a balance sheet valuation method, such as enterprise value to book value of equity, as a significant component of St. Bernard’s stockholders’ deficit relates to the divestiture of its predecessor company, Emerald Systems, which was sold in 1995.

The results of the analyses, at the time these analyses were performed, in late summer and fall of 2005, placed the indicated equity value of St. Bernard in the range of approximately $88 million (DCF) to approximately $94 million (public company revenue comparables or “Public Comps”), under the assumption that St. Bernard was a public company, and in the range of approximately $66 million (DCF) to approximately $70 million (Public Comps), under the assumption that St. Bernard was a private company and would, therefore, receive a lower value from potential investors.

Because a significant period of time has elapsed since the merger agreement was initially announced and the current industry averages, as of May 2006, have declined approximately 22% since the fall of 2005, Sand Hill undertook a review of the public company revenue comparables as of May 23, 2006 using St. Bernard’s most recent twelve months revenue and found that this method would value St. Bernard, as a public company at approximately $77 million (Public Comps), and as a private company at approximately $58 million (Public Comps). The average public company EV/S ratio had fallen from approximately 4.07x in October 2005 to 3.21x in May 2006.

The Sand Hill board took note that St. Bernard’s original equity value ranges, as a public company of approximately $88 million (DCF) to approximately $94 million (Public Comps), and as a private company of approximately $66 million (DCF) to $70 million (Public Comps), were higher than the value of the original merger consideration to be issued to St. Bernard’s stockholders of $51.4 million, which was arrived at by multiplying 9.782 million shares times the then Sand Hill stock price of $5.25 per share.

Moreover, the Sand Hill board also took note that St. Bernard’s revised equity value ranges, as a public company of approximately $66 million (DCF) to $70 million (Public Comps) continue to be higher than the original $51.4 million figure and are also higher than the current merger consideration to be initially issued to St. Bernard’s stockholders of $42.1 million (which excludes the 1.7 million shares to be issued to the St. Bernard stockholders’ representative). This calculation was arrived at by multiplying 8.082 (9.782 minus 1.70) million shares times the price of Sand Hill’s stock price, as of May 23, 2006, of $5.21 per share.

Finally, the Sand Hill board took note that the consideration being initially issued in the merger, both as originally contemplated and as amended, based on the current market price for the Sand Hill’s common stock and warrants, is substantially in excess of 80% of Sand Hill’s assets. The Sand Hill board of directors believes because of the financial skills and background of several of its members, it was qualified to conclude that the merger with St. Bernard met this 80% requirement.

Valuation Method - Public Company Comparables (as of October 2005) (Public Comps)

In reviewing publicly available information, the board focused its valuation efforts on the EV/S multiples that have been accorded public companies in the software industry, as reflected primarily in stock prices and, to a lesser extent, in prices paid in purchase transactions. Based on the board’s experience in valuing companies, the board felt that this valuation metric was the most relevant metric for valuing St. Bernard and assessing the appropriateness of the exchange ratio in the merger. The board feels that this is a standard used by many equity analysts and investment banking firms to value software companies in general and IT security companies in particular. The board also considered additional subjective factors related to its due diligence review, and the due diligence review and initial valuation observations of SEG.

In reviewing publicly available information on comparable companies the board looked at EV/S for the public companies set forth below. Enterprise values were calculated using public company financial information through the second quarter of 2005 and the closing stock prices of these companies as of September 30, 2005. The enterprise values shown below are calculated by beginning with total market capitalization, as reported by Quote Media on September 30, 2005, then deducting a company’s cash and adding a company’s funded debt. Market capitalization is a function of many factors, including, but not limited to, industry, size, growth, profitability, cash flow, asset base, equity base, customers, competitiveness, brand, business model and future growth prospects. The revenue figures below represent a company’s revenue for the 3rd and 4th quarters of 2004 and the 1st and 2nd quarters of 2005, and net income represents a company’s net income for the same trailing four quarter period (t4q). (Dollars are in millions)

Companies	Enterprise Value	Revenue (t4q)	EV/Sales	Net Income (t4q)
Blue Coat	$484	$108.4	4.46x	$7.1
Check Point	$4,973	$554.6	8.97x	$294.9
Entrust	$259	$98.1	2.64x	$5.2
McAfee	$4,482	$946.9	4.73x	$234.6
RSA	$620	$312.1	1.99x	$36.2
Secure Computing	$345	$101.7	3.39x	$17.1
Sonic Wall	$178	$126.3	1.41x	$2.8
Symantec	$12,771	$2,726.2	4.68x	$617.5
Trend Micro	$3,608	$632.0	5.71x	$161.5
Tumbleweed	$181	$47.8	3.81x	$(5.6)
VeriSign	$4,632	$1,527.1	3.03x	$245.7
WatchGuard	$72	$77.0	0.94x	$(10.3)
WebSense	$929	$130.8	7.11x	$32.8

Average EV/S			4.07x
Median EV/S			3.81x

The historical multiples ranged from a low of 0.94x to a high of 8.97x, with the average being 4.07x and the median being 3.81x. At the time of this analysis, St. Bernard’s most recent twelve month revenues were approximately $23 million. By multiplying St. Bernard’s trailing twelve months (ttm) revenues by the industry average, the Sand Hill board arrived at a public company value for St. Bernard of approximately $94 million. By discounting this value by approximately 25%, as if St. Bernard were a private company, the Sand Hill board arrived at a valuation of St. Bernard approximately $70 million. The Sand Hill board noted that the original consideration anticipated under the merger agreement to be issued to the stockholders of St. Bernard was $51.4 million, or 2.15x EV/S, which was a 45% discount to the industry average EV/S and a 27% discount to the private company valuation of St. Bernard developed by Sand Hill.

In selecting the public companies set out above, the Sand Hill board of directors noted, and Sand Hill stockholders should be aware, that many of these companies have sales substantially greater than St. Bernard’s and most are profitable, where St. Bernard has not been profitable on a regular basis. The Sand Hill board felt that focusing on these companies in its analysis was relevant in that they operate primarily in the IT security industry and most of these companies have some form of a recurring revenue model, similar to that of St. Bernard’s.

Valuation Method - Public Company Comparables (as of May 2006) (Public Comps)

In light of the time elapsed since the signing of the original merger agreement and in light of recent events, Sand Hill felt it important to update its public company analysis to ensure that the proposed merger was still fair to and in the best interests of Sand Hill and its stockholders.

In reviewing publicly available information on comparable companies the Sand Hill board looked at EV/S for the public companies set forth below. These were substantially the same companies reviewed by Sand Hill in the fall of 2005. Enterprise values were calculated using public company financial information through the first quarter of 2006 and the closing stock prices of these companies as of May 23, 2006. The revenue figures below represent a company’s revenue for the 2nd through 4th quarters of 2005 and the 1st quarter of 2006, and net income represents a company’s net income for the same trailing four quarter period (tq4). (Dollars are in millions)

Companies (1)	Enterprise Value	Revenue (t4q)	EV/Sales	Net Income (t4q)
Check Point	$3,050	$575.3	5.30x	$307.6
Entrust	$105	$94.3	1.11x	$(3.8)
McAfee	$2,890	$1,020.0	2.83x	$143.8
RSA	$916	$322.0	2.84x	$40.5
Secure Computing	$394	$126.2	3.12x	$4.6
Sonic Wall	$330	$143.3	2.30x	$(1.0)
Symantec	$14,430	$3620.0	3.99x	$157.7
Trend Micro	$4,190	$683.6	6.13x	$170.8
Tumbleweed	$111	$53.1	2.10x	$(3.8)
VeriSign	$4,600	$1,600.0	2.88x	$112.4
WatchGuard	$85	$77.2	1.10x	$(8.4)
WebSense	$757	$156.9	4.82x	$38.4

Average EV/S			3.21x
Median EV/S			2.86x
——————
(1) Blue Coat has been removed as a comparable, as it has had a shift in corporate strategy away from a focus on IT security. If Blue Coat had been included, the average EV/S would have been 3.08x and the median would have remained the same as above at 2.86x.

The EV/S multiples of the companies set out above ranged from a low of 1.10x to a high of 6.13x, with the average being 3.21x and the median being 2.86x. At the time of this analysis, St. Bernard’s most recent twelve month revenues were approximately $24.1 million. By multiplying St. Bernard’s trailing twelve months revenues by the industry average, the Sand Hill board arrived at a public company value for St. Bernard of approximately $77 million. By discounting this value by approximately 25%, as if St. Bernard were a private company, the Sand Hill board arrived at a valuation of St. Bernard of approximately $58 million. The Sand Hill board noted these values were above the original consideration to be issued to St. Bernard’s stockholders of $51.4 million; the $51.4 million figure represents an EV/S of 2.13x, which is a 34% discount to the industry average EV/S and an 11% discount to the private company valuation of St. Bernard developed by Sand Hill. Further, the Sand Hill board noted that these values continue to be above the consideration currently contemplated to be initially issued to St. Bernard stockholders (which excludes the 1.7 million shares to be issued to the St. Bernard stockholders’ representative) of $42.1 million; the $42.1 million figure represents an EV/S of 1.75x, which is a 45% discount to the industry average EV/S and a 27% discount to the private company valuation of St. Bernard developed by Sand Hill.

The Sand Hill board did note that an investor could reasonably conclude that certain of the companies included in the table above may not be considered reasonable comparables with St. Bernard because of their profitability in comparison to St. Bernard’s history of losses. The EV/S multiples of the four companies from the table above that were not profitable companies ranged from a low of 1.10x to a high of 2.30x, with the average being 1.65x. The Sand Hill board noted that the consideration currently contemplated to be initially issued to St. Bernard stockholders (which excludes the 1.7 million shares to be issued to the St. Bernard stockholders’ representative) of $42.1 million represents an EV/S of 1.75x.

Valuation Method - Private Company Acquisition Comparables

In reviewing information on comparable mergers the Sand Hill board looked at information for the companies set forth below. The information set out below represents the Sand Hill’s best estimates of the EV/S multiples paid in these transactions as of the time of their announcement. Because these transactions related to the acquisition of private companies that did not have publicly available data, the EV/S ratios set out below use estimates from SEG, WR Hambretch & Co (a well known investment banking firm) and PacificCrest (also a well known investment banking firm) where these estimates differed, Sand Hill used the lower estimate. As private companies are often acquired for values that exceed those of public companies, as the table below indicates, the Sand Hill board did not use this information to value St. Bernard but only used it as one method of attempting to determine whether the merger was fair to Sand Hill and its stockholders.

Target / Acquirer	Estimated Transaction Value	Estimated Revenue	Estimated EV/Sales

Bindview/Symantec	$175	$73	2.4x
Brightmail/Symantec	$370	$26	14.2x
Foundstone/McAfee	$86	$25	3.4x
iDefense/VeriSign	$40	$5	8.0x
Intermute/Trend Micro	$15	$4	3.8x
Pedestal/Altiris	$65	$18	3.7x
SourceFire/Check Point	$225	$25	9.0x
Sygate/Symantec	$160	$25	6.4x
Webwasher/Cyber Guard	$40	$8	5.2x

Average EV/S			6.2x

Valuation Method - Discounted Cash Flow (DCF, using the Capital Asset Pricing Model (CAPM))

Sand Hill management performed a number of DCF analyses on St. Bernard from the late summer of 2005 into the fall of 2006. In August 2005, Sand Hill received an early DCF analysis from SEG, as an incident to their other activities. Sand Hill management reviewed this analysis but did not rely on it as a primary DCF analysis, but only considered it along with the numerous DCF analyses undertaken by Sand Hill directly. The DCF analysis presented below represents the results of Sand Hill management’s DCF analysis performed in early October 2005, immediately prior to the final approval of the merger agreement by the Sand Hill board.

A DCF analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. In this specific case, Sand Hill assumed no tax effect, as St. Bernard has a tax loss carryforward that will shelter significant earnings into the future.

While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections and is further dependent on numerous industry-specific, macroeconomic and other exogenous factors.

Sand Hill used a detailed forecast provided by St. Bernard management for 2005 and a summary revenue forecast for 2006 and used its own estimates for 2007 through 2009. These projections are set out below. No other projections at the time had been provided to Sand Hill by St. Bernard. The projections are based, however, on the assumption that St. Bernard would continue to operate as a private business, that there would be no additional outside capital invested in the business and that St. Bernard would not make any acquisitions during the projection period. Projections for St. Bernard’s DCF were divided into three scenarios, conservative, expected and optimistic and were weighted 30%, 50% and 20%, respectively. The conservative case assumed that EBITDA through 2009 would be 25% less than the expected case and the optimistic case assumed that EBITDA through 2009 would be 10% greater than the expected case. The Sand Hill forecast used for the expected case is as follows:

Expected Case Forecast ($ in millions)	2005	2006	2007	2008	2009
Revenue	$25.1	$30.5	$37.8	$47.3	$59.6
Revenue Growth %		22%	24%	25%	26%
EBITDA	0.4	1.5	3.5	6.3	10.2
EBITDA % of Revenue	1.6%	4.9%	9.3%	13.4%	17.1%

Historically, St. Bernard’s revenue growth rates have been 27%, 38% and 7% for the years ended December 21, 2002, 2003 and 2004, respectively. In the above expected case forecast, St. Bernard used a growth rate consistent with its plan for 2005 and, at the time, its early outlook for 2006; nearly all of which has been based on growth in the iPrism and ePrism product lines. The Sand Hill board believed that St. Bernard’s average revenue growth of 21% per year for the years 2003, 2004 and 2005 supported the growth assumptions used in the forecast. Sand Hill’s growth assumptions reflected in years 2007 through 2009 were based on three primary assumptions: (1) a particular understanding of the iPrism product line, (2) IDC’s industry growth estimates for web-filtering and Secure Content Management (SCM), and (3) AMI Partner’s small to medium enterprise (SME) segment growth estimates for 2006. Sand Hill used growth estimates that were less than those projected by industry experts to account for potential execution risk, an expected potential lag in the development of St. Bernard’s new VAR program and to attempt to ensure a realistic expectation of revenue performance.

Next, Sand Hill assumed long term perpetual EBITDA growth rates of 10%, 15% and 15% for the conservative, expected and optimistic cases, respectively.

Furthermore, as a conservative assumption, Sand Hill did not take into consideration and did not quantify the positive cash flow implications of St. Bernard’s ‘SaaS’ business model, in which deferred revenue grows faster than revenue due to subscriptions; the difference between revenue recognized under GAAP and the billings results in the increase to deferred revenue.

Another primary element of a DCF analysis is the discount rate applied to the projected cash flows. The discount rate accounts for the time value of money, general market risk, specific industry risk, and the risks associated with a company’s ability to execute on its plan. Sand Hill calculated St. Bernard’s discount rate to be 19.96% using the weighted average cost of capital, which is a function of St. Bernard’s ‘unlevered’ capital structure, expected volatility, or risk (Sand Hill used a beta of 2.66), and the cost of its equity (10%, or a 6% equity premium to the risk free rate of return) and debt (4%). Sand Hill assumed a 1.0x equity to capital ratio for its capital structure. For purposes of clarity, Sand Hill applied the private company discount of 25% to the public value arrived at using the DCF and did not apply the 25% discount to the discount rate.

The indicated public company equity value of St. Bernard as calculated under the DCF method was approximately $88 million, which was comprised of a conservative case valued at $42 million, an expected case valued at $106 million and an optimistic case valued at $115 million, each of which were weighted 30%, 50% and 20%, respectively. The indicated private company equity value of St. Bernard, after a 25% discount factor was applied, was approximately $66 million. The Sand Hill board of directors noted that the original consideration to be issued to St. Bernard’s stockholders of $51.4 million, or 2.15x EV/S, was 42% lower than the public company valuation of St. Bernard developed by Sand Hill indicated by the DCF method and was 22% lower than the private company valuation of St. Bernard developed by Sand Hill indicated by the DCF method. The Sand Hill board noted that the current consideration being initially issued to St. Bernard stockholders (which excludes the 1.7 million shares to be issued to the St. Bernard stockholders’ representative) is $42.1 million, or 1.75x EV/S, is 52% lower than the public company valuation of St. Bernard developed by Sand Hill indicated by the DCF method and is 36% lower than the private company valuation of St. Bernard developed by Sand Hill indicated by the DCF method. Further, the Sand Hill board of directors noted that the current consideration being initially issued to St. Bernard stockholders of $42.1 million was less than in every DCF case except one, whether public or private; the conservative case DCF was approximately equal to the current consideration being initially issued of $42.1 million. The Sand Hill board notes that the difference between the actual EBITDA for 2005, of a negative $1.3 million, and the forecasted EBITDA for 2005, of positive $0.4 million would result in a decline in the present value of the expected case analysis to $104.7 million.

The above DCF forecasts were not prepared with a view to public disclosure or compliance with GAAP, the published guidelines of the SEC or the American Institute of Certified Public Accountants’ guidelines regarding projections and forecasts. In addition, the DCF forecasts are not intended, nor do they reflect how St. Bernard plans to perform once it mergers with Sand Hill. Neither the St. Bernard forecasts for 2005 and 2006, nor the Sand Hill forecasts thereafter were subject to audit, review or compilation by an independent registered public accountant. In addition, the forecasts were prepared using a number of assumptions, which may not in fact be realized, and they are necessarily subject to numerous contingencies and uncertainties. Accordingly, inclusion of the forecasts should not be interpreted as an indication that the forecasts will be predictive of actual future results, and the forecasts should not be relied upon for this purpose. For a discussion of some of the reasons why Sand Hill’s and St. Bernard’s actual results could differ from their forecasts, see “Forward-looking Statements” on page 41. Neither St. Bernard nor Sand Hill intends to make updates or revisions to these forecasts publicly available.

Given the above qualifications and given the uncertainties inherent in any financial forecast and in light of actual financial results of St. Bernard for the year ended December 31, 2005, and the quarter ended March 31, 2006, the stockholders of Sand Hill and St. Bernard should not place undue reliance on these forecasts. The Sand Hill board used these analyses as tools to both negotiate with St. Bernard and analyze whether to recommend the merger to its stockholders.

completed. Any request for conversion, if made by proxy prior to the date of the special meeting, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to stockholders who elect conversion will be distributed promptly after completion of the merger. Any public stockholder who converts her stock into her share of the trust account still has the right to exercise the warrants that she received as part of the units in the initial public offering. Sand Hill will not complete the merger if the eligible stockholders, owning 20% or more of the shares sold in the initial public offering, exercise their conversion rights.

Liquidation if No Business Combination

If Sand Hill does not complete a business combination by July 27, 2006, Sand Hill will be dissolved pursuant to Section 275 of the Delaware General Corporation Law, or DGCL. In connection with such dissolution, Sand Hill will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust fund, inclusive of any interest, plus any remaining net assets. Sand Hill’s stockholders who obtained their Sand Hill stock prior to our initial public offering have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to our initial public offering. There will be no distribution from the trust fund with respect to Sand Hill’s warrants.

Liquidation. Sand Hill anticipates that, if we are unable to complete the merger with St. Bernard, the following will occur:

•
the board of directors will convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to the Sand Hill stockholders; at such time it will also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and liquidation as well as the board’s recommendation of such plan;

•	Sand Hill will promptly file a preliminary proxy statement with the Securities and Exchange Commission; Sand Hill anticipates filing this preliminary proxy statement by August 31, 2006;

•
if the Securities and Exchange Commission does not review the preliminary proxy statement, then, 10 days following the filing of such preliminary proxy statement, Sand Hill will mail the definitive proxy statement to our stockholders, and 10-20 days following the mailing of such definitive proxy statement, convene a meeting of our stockholders, at which Sand Hill’s stockholders will vote on the plan of dissolution and liquidation; and

•
if the Securities and Exchange Commission does review the preliminary proxy statement, Sand Hill currently estimates that it will receive their comments approximately 30 days after the filing of such proxy statement. Sand Hill would then mail the definitive proxy statement to our stockholders following the conclusion of the comment and review process (the length of which we cannot predict with any certainty, and which may be substantial) and will convene a meeting of our stockholders at which Sand Hill’s stockholders will vote on the plan of dissolution and liquidation.

Sand Hill currently expects that the costs associated with the implementation and completion of the plan of dissolution and liquidation would not be more than approximately $50,000. Sand Hill does not currently possess these resources and would need to seek advances from members of Sand Hill management or from other sources. There can be no assurances that such advances will be obtained.

Sand Hill will not liquidate the trust account unless and until our stockholders approve the plan of dissolution and liquidation. Accordingly, the foregoing procedures may result in substantial delays in our liquidation and the distribution to our public stockholders of the funds in the trust account and any remaining net assets as part of the plan of dissolution and liquidation.

If Sand Hill were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, the per-share liquidation price as of May 26, 2006 would be approximately $5.38, or $0.62 less than the per-unit offering price of $6.00 in Sand Hill’s. The proceeds deposited in the trust account could, however, become subject to the claims of Sand Hill’s creditors and there is no assurance that the actual per-share liquidation price will not be less than $5.38, due to those claims. However, because Sand Hill is a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors or service providers, a majority of whom we have received agreements from waiving their rights, if any, to any funds held in the trust account.

As of May 24, 2006, Sand Hill had liabilities of approximately $317,000. Creditors with claims in the amount of approximately $237,000 have executed agreements with Sand Hill waiving their rights, if any, to any funds held in the trust account. Sand Hill has not received a waiver letter from American Stock Transfer & Trust Company, its escrow agent and transfer agent, the State of Delaware, Hein & Associates LLP, its independent auditor and certain miscellaneous service providers, with aggregate claims in the amount of approximately $79,000. As a result of obtaining the waiver letters, Sand Hill believes the claims that could be made against the trust account are limited. To the extent that creditors, even those who have executed a waiver of claims against the trust account, or St. Bernard bring a claim and attempt to have it satisfied out of the trust account, the proceeds available to Sand Hill stockholders from the trust account could be reduced. Humphrey P. Polanen, chairman of the board and chief executive officer of Sand Hill, will be personally liable to pay debts and obligations, if any, to creditors that are owed money by Sand Hill in excess of the net proceeds of Sand Hill’s initial public offering not held in the trust account. As of the date of this joint proxy statement/prospectus such amounts are estimated to be approximately $400,000 at the closing of the merger. Based on information obtained from such individual, Sand Hill currently believes that such person is of substantial means and capable of satisfying such debts and obligations even though Sand Hill has not requested him to reserve for such an eventuality. However, there is no assurance that Mr. Polanen will be able to satisfy those obligations. Accordingly, there is no assurance that the actual per share liquidation price will not be less than $5.38 per share due to claims of creditors.

Additionally, if Sand Hill is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Sand Hill which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Sand Hill’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Sand Hill’s stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to Sand Hill’s public stockholders at least $5.38 per share.

The stockholders holding shares of Sand Hill common stock issued in its initial public offering will be entitled to receive funds from the trust account only in the event of Sand Hill’s liquidation or if the stockholders seek to convert their respective shares into cash and the merger is actually completed. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

Under Sections 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Although we will seek stockholder approval to liquidate the trust account to our public stockholders as part of the plan of dissolution and liquidation, we will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures. Because Sand Hill does not anticipate complying with the foregoing provisions, Section 281(b) of the DGCL requires Sand Hill to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against Sand Hill within the subsequent 10 years. However, because Sand Hill is a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors or service providers a majority of whom we have received agreements from waiving their rights, if any, to any funds held in the trust account. As a result, the claims that could be made against Sand Hill should be limited. Nevertheless, such agreements may or may not be enforceable and those parties that have not entered into such agreements may have claims that they will attempt to assert. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution.

Bankruptcy. The board of directors may determine it is in the best interest of Sand Hill to file a petition for bankruptcy or Sand Hill may be forced into bankruptcy by its creditors. A voluntary or involuntary bankruptcy proceeding would most likely be filed under Chapter 7 of the United States Bankruptcy Code, which governs liquidations of corporations. At the time of the filing, Sand Hill would cease operations and a bankruptcy trustee would be appointed to liquidate the assets of Sand Hill and distribute its assets in the following order of priority: (i) to secured creditors, (ii) for the cost of the administration of the Sand Hill bankruptcy, (iii) to unsecured creditors, and (iii) to Sand Hill stockholders.

If Sand Hill is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Sand Hill which is not dismissed, any distributions received by stockholders in our dissolution could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Sand Hill’s stockholders in our dissolution.

Competition

If the merger is completed, Sand Hill will become subject to competition from competitors of St. Bernard. See “Business of St. Bernard - Competition.”

Facilities

Sand Hill maintains executive offices at 3000 Sand Hill Road, Building 1, Suite 240, Menlo Park, California 94025. The cost for this space is included in a $7,500 per-month fee that Sand Hill Security LLC, an affiliate of Humphrey P. Polanen, charges Sand Hill for general and administrative services pursuant to a letter agreement between Sand Hill and Sand Hill Security LLC. Sand Hill believes, based on rents and fees for similar services in the Menlo Park, California area, that the fee charged by Sand Hill Security LLC is at least as favorable as Sand Hill could have obtained from an unaffiliated person. Sand Hill considers its current office space adequate for current operations.

Employees

Sand Hill has six directors and three officers who are also directors. These individuals are not obligated to contribute any specific number of hours per week and intend to devote only as much time as they deem necessary to Sand Hill’s affairs. Sand Hill has no employees.

Periodic Reporting and Audited Financial Statements

Sand Hill has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Securities Exchange Act of 1934, Sand Hill’s annual reports will contain financial statements audited and reported on by Sand Hill’s independent accountants. Sand Hill has filed a form

10-KSB and 10-KSB/A with the Securities and Exchange Commission covering the fiscal year ended December 31, 2004, a form 10-QSB and 10-QSB/A covering the three-month period ended March 31, 2005, a form 10-QSB and 10-QSB/A covering the three-month period ended June 30, 2005, a form 10-QSB and 10-QSB/A covering the three-month period ended September 30, 2005, a form 10-KSB for the fiscal year ended December 31, 2005 and a form 10-QSB and 10-QSB/A covering the three-month period ended March 31, 2006.

Legal Proceedings

There are no legal proceedings pending against Sand Hill.

Plan of Operations

The following discussion should be read in conjunction with Sand Hill’s financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus.

Sand Hill was formed on April 15, 2004, to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the IT security industry. Sand Hill intends to utilize cash derived from the proceeds of its initial public offering, its capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination.

Exhibit B

Sand Hill Reasons for the Merger, page 51

9. We note the additional disclosure on page 51 concerning the decline in the EV/S multiples and slowdown in growth of revenues in the first quarter in 2006. Please revise to elaborate on the slowdown in growth of revenues and decline in multiples and how that relates to the value of St. Bernard. For instance, how does a 22 percent decline in the public sample’s EV/S impact St. Bernard’s billings and revenues that occurred in the noted first quarter. Explain how those two factors are adequately remedied by the withholding of 15.6 percent of the merger consideration.

The Amended S-4 has been revised on page ___ to include the suggested disclosure regarding St. Bernard’s revenue slowdown and the decline in EV/S multiples. The reference to “in order to ensure a fair transaction . . .” has been deleted. The Amended S-4 has been revised on page ___ to note that the percentage being withheld from the merger consideration was less than the percentage decline in the EV/S multiples but greater than the percentage decline in St. Bernard’s revenues in the first quarter of 2006 in comparison to the first quarter of 2005.

10. We note the additional disclosure that St. Bernard has a “superior business model.” Please revise to explain this statement and clarify the companies in which St. Bernard is considered superior to.

The Amended S-4 has been revised on page ___ to delete the reference to the word superior.

Due Diligence and Valuation, page 55

11. We note the disclosure on page 56 that after taking into account the recent decrease in industry averages, St. Bernard has a private company value of approximately $58 million. In response to comment 18, you assert that the price paid by Ai-Investments is indicative of the value investors place on private companies. Based on the sale of shares to Ai-Investments, the private value of the company appears to have been worth substantially less than the disclosed approximation of $58 million. Please revise to reconcile your disclosure.

The Amended S-4 has been revised on page ___ to address the Sand Hill board’s consideration of the implied value of St. Bernard given by the Ai-Investments private placement and to note why the Sand Hill board did not view that implied valuation as necessarily indicative of the value of St. Bernard as a going concern.

12. We note the additional language on page 57 in response to comment 21 of our letter dated May 17, 2006. We also note that of the 12 comparable companies listed on page 57, only four had losses and those four have EV/Sales ratios that range from 1.1 to 2.3, with a mean of 1.65. The profitable companies have EV/Sales ratios that range from 2.83 to 6.13, with a mean of 3.99. There appears to be a disparity between the ratios of profitable companies and those with losses. As such, it is still not clear how inclusion of the profitable companies is reasonable and does not cause an overstatement in the estimated value ranges of St. Bernard. Please revise to fully explain.

The Amended S-4 has been revised on page ___ to include a paragraph noting that EV/S ratios of the four companies that had losses had an average EV/S ratio of 1.65x and compared it to the 1.75x EV/S ratio currently being paid in the merger.

13. We note that in the “expected case forecast” revenue growth is projected at 22 percent in 2006 and increases each year. Please revise to clarify if this is consistent with the actual recent financial year to year changes St. Bernard has experienced. Specifically, clarify if it is consistent with the changes from 2003 through the first quarter of 2006. If not, explain why the expected numbers are reasonable.

The Amended S-4 has been revised on page ___ to show the average revenue growth for the years 2003, 2004 and 2005 and how the Sand Hill board felt that this supported the projection assumptions used in the expected case forecast.

14. Given the first quarter 2006 results, discuss any revisions to the DCF value.

We supplementally advise the Staff that the Sand Hill board did not revise its DCF value based on St. Bernard’s first quarter results. Because the DCF values were derived using estimates of annual financial performance, the Sand Hill board did not believe that a revised DCF analysis based on one quarter’s results was warranted.

15. We note the fiscal year 2005 revenue estimates were above the actual results. Discuss the impact this has on the valuation.

The Amended S-4 has been revised on page ___ to include the suggested disclosure.

16. In discussing the historical revenue growth of St. Bernard, discuss the 2005 results and the first quarter of 2006.

The Amended S-4 has been revised on page ___ to add St. Bernard’s revenue results for the first quarter of 2006 as a negative factor considered by the Sand Hill board.

Liquidation if No Business Combination, page 118

20. We note that there is no assurance that Mr. Polanen would be able to satisfy his obligation to pay the debts of the company should you liquidate. We also note that you expect to have a liability of approximately $400,000 at the closing of the merger, of which $245,000 is currently subject to waiver agreements by creditors. Please revise to discuss the efforts made to ensure that Mr. Polanen will be able to satisfy his obligations to cover all liabilities in excess of the proceeds not placed in the trust account.

The Amended S-4 has been revised on page ___ to include the suggested disclosure.

21. We note the additional language in response to comment one of our letter dated May 17, 2006. It appears that the potential applicability of the DGCL presents risks that were not discussed or contemplated during your IPO. Please revise to include a risk factor to discuss the risk associated with the applicability of Sections 280 and 281 of the DGCL.

The Amended S-4 has been revised on page ___ to include the suggested risk factor.

22. Please revise to clarify when a liquidation would occur allowing your shareholders to receive their funds based on the applicability of Sections 280 and 281 of the DGCL. Discuss the timing of the liquidation of the trust as it relates to the dissolution of the company.

The Amended S-4 has been revised on page ___ to include the suggested disclosure.

23. Explain how the costs associated with dissolution will be paid, in particular the costs associated with the filing of the proxy that would appear to be required for the shareholder vote.

The Amended S-4 has been revised on page ___ to include the suggested disclosure.

24. Add a risk factor relating to potential claims by any third parties against the trust that may arise if the company does not complete the business combination.

The Amended S-4 has been revised on page ___ to include the suggested risk factor.

25. Clarify those potential creditor claims that have not executed a waiver. Also provide us with those claims for which you have obtained a waiver.

The Amended S-4 has been revised on page ___ to include the suggested disclosure. We supplementally advise the Staff that set forth below is a list of creditors, as of May 24, 2006, from whom Sand Hill has obtained a waiver of claims against the trust fund and the approximate amounts owed such creditors as of that date:

1. Jenkens & Gilchrist ($180,000)
2. Block Consulting ($8,000)
3. Humphrey Polanen ($16,000)
4. Sand Hill Security LLC ($23,000)
5. Scott Broomfield ($1,300)
6. Software Equity Group LLC ($8,300)

26. We note the statement that Mr. Polanen will be personally liable to pay debts and obligations “to vendors and other entities.” Clarify the use of the term “other entities.” Is Mr. Polanen liable for all of the liabilities if a business combination is not completed? If not, clarify those claims that are not covered by the indemnification agreement.

The Amended S-4 has been revised on page ____ to remove the term “other entities.” We supplementally advise the Staff that Mr. Polanen is liable for the obligations of Sand Hill to its creditors in excess of amounts not placed in the trust account.